Exhibit (a)(1)(K)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(including the associated preferred stock purchase rights)

of

RAMTRON INTERNATIONAL CORPORATION

at

$3.10 Net per Share

by

RAIN ACQUISITION CORP.

a wholly owned subsidiary of

CYPRESS SEMICONDUCTOR CORPORATION

To Our Clients:

Enclosed for your consideration are the Amendment and Supplement to the Offer to Purchase dated September 25, 2012 (as amended and supplemented from time to time, the “Supplement”), which amends and supplements the Offer to Purchase dated June 21, 2012 (as amended and supplemented from time to time, the “Offer to Purchase”), and the related amended and restated letter of transmittal that accompanies the Supplement (the “Amended and Restated Letter of Transmittal”) (which, together with the Offer to Purchase and the Supplement, collectively constitute the “Offer”) in connection with the offer by Rain Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), of Ramtron International Corporation, a Delaware corporation (the “Company”), at a price of $3.10 per Share, net to the seller in cash (less any applicable withholding taxes and without interest) upon the terms and subject to the conditions set forth in the Offer to Purchase, the Supplement and the related Amended and Restated Letter of Transmittal. We are the holder of record of Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The Amended and Restated Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase, the Supplement and the related Amended and Restated Letter of Transmittal.

Your attention is directed to the following:

1. The tender price is $3.10 per Share, net to you in cash (less any applicable withholding taxes and without interest).

2. The Offer and withdrawal rights expire at 12:00 midnight, New York City time, on Tuesday, October 9, 2012, unless extended (as extended, the “Expiration Date”).

3. On September 18, 2012, Purchaser, Cypress and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) that provides, among other things, that after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the Company will continue as the surviving corporation and will become a wholly owned subsidiary of Cypress.

4. The board of directors of the Company has (i) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the revised Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and (iii) unanimously recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and, if required by applicable Delaware law, adopt the Merger Agreement.

5. The consummation of the Offer is conditioned upon, among other things, there having been validly tendered and not properly withdrawn before the expiration of the Offer at least the number of Shares, which, together with the Shares then owned by Cypress, Purchaser or their controlled affiliates, represents at least a majority of the total number of then-outstanding Shares (calculated to give effect to the exercise or conversion of certain stock awards of the Company that are vested and exercisable or may become vested and exercisable within a certain period of time). The Offer is also subject to certain other conditions contained in the Supplement. See Section 10 of the Supplement, which sets forth in full the conditions to the Offer.

The Offer is not conditioned upon Purchaser obtaining financing.

6. Any stock transfer taxes applicable to the sale of Shares to Purchaser pursuant to the Offer will be paid by Purchaser, except as otherwise provided in Instruction 6 of the Amended and Restated Letter of Transmittal.

If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing, detaching and returning to us the instruction form below. An envelope to return your instructions to us is enclosed. If you authorize tender of your Shares, all such Shares will be tendered unless otherwise specified on the instruction form. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf by the Expiration Date.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.

Payment for Shares purchased pursuant to the Offer will in all cases be made only after timely receipt by Computershare Inc., the depositary for the Offer (the “Depositary”), of (i) certificates representing the Shares tendered or timely confirmation of the book-entry transfer of such Shares into the account maintained by the Depositary at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 3 of the Offer to Purchase and Section 2 of the Supplement, (ii) the Amended and Restated Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Amended and Restated Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time depending upon when certificates for or confirmations of book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility are actually received by the Depositary.

Instruction Form with Respect to

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(including the associated preferred stock purchase rights)

of

Ramtron International Corporation

by Rain Acquisition Corp.

The undersigned acknowledge(s) receipt of your letter and the Amendment and Supplement to the Offer to Purchase dated September 25, 2012 and the related Amended and Restated Letter of Transmittal in connection with the offer by Rain Acquisition Corp. to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the “Shares”), of Ramtron International Corporation.

This will instruct you to tender the number of Shares indicated below held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Amended and Restated Letter of Transmittal.

Number of Shares to be Tendered:	SIGN HERE

Shares*	Signature(s)

Dated , 2012	Name(s)

Address(es)

City, State Zip Code

*	Unless otherwise indicated, it will be assumed that all Shares held for the undersigned’s account are to be tendered.